EXHIBIT (a)(1)(xxvi)
COMMUNICATION TO ELIGIBLE EMPLOYEES OF RF MICRO DEVICES, INC.
DATED AUGUST 2, 2005

Date:	August 2, 2005
To:	RFMD Eligible Employees
From:	Suzanne Rudy, Vice President and Corporate Treasurer
Subj:	Stock Option Exchange Program approved by shareholders.
RFMD’s Board of Directors and executive management are pleased to announce that Proposal 2 set forth in RFMD’s proxy statement, relating to RFMD’s Option Exchange Program, was approved by the shareholders today at RFMD’s annual meeting. This program, which has been open to participation by eligible employees since July 11, 2005 (subject to shareholder approval), will remain open until 12:00 midnight Eastern Daylight Time on Friday, August 5, subject to the conditions set forth in the Offer to Exchange.
The board and management at RFMD believe recruiting top talent, fostering an environment of creativity and efficiency, and providing an attractive incentive structure will help ensure the success of RFMD over the long term. We are committed to all of our employees and believe that our employees are our most valuable asset.
The Board of Directors and Management at RFMD